

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Jason Hanson
President
Search By Headlines.com Corp.
1200 Beaufort Road
North Vancouver, British Columbia
Canada, V7G 1R7

> **Re: Search By Headlines.com Corp.**
> **Form 10-K for the Year Ended July 31, 2010**
> **Filed October 28, 2010**
> **File No. 000-52381**

Dear Mr. Hanson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2010

General

1. Please confirm that in future filings you will revise your disclosure to include information required by Item 407(h) of Regulation S-K.

Cover Page

2. Please advise us why you have stated that you have not filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months.

Code of Ethics, page 15

3. We note that in your Form 10-K for the fiscal year ended July 31, 2009 you also stated that you have not adopted a code of ethics but plan to do so within the next fiscal quarter. Please advise us when you intend to adopt the code of ethics and confirm that you will make appropriate disclosure in your future filings.

Part IV

Item 15. Exhibits and Financial Statement Schedules, page 20

4. Please confirm that in your future filings you will incorporate by reference, by statement to that effect, all exhibits which have been included with previously filed documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at John Stickel at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor